EXHIBIT (a)(1)(iii)

Offer by
Federated Hermes Premier Municipal Income Fund
to Purchase for Cash
Up To 32% of Its Outstanding Common Shares
________________
September 13, 2024
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
We have been appointed to act as Depositary in connection with an offer by Federated Hermes Premier Municipal Income Fund (NYSE: FMN), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company (the “Fund”), to purchase for cash up to 32% of its outstanding common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 13, 2024 and the related Letter of Transmittal (the “Offer”).  The price to be paid for the Common Shares is an amount per share, net to the seller in cash, equal to 99% of the net asset value per share in U.S. dollars as determined by the Fund, in accordance with its pricing procedures, as of the close of regular trading on the New York Stock Exchange on October 11, 2024, or such later date to which the Offer is extended by the Fund in its sole discretion (the “Expiration Date”).
We are asking you to contact your clients for whom you hold Common Shares registered in your name (or in the name of your nominee) or who hold Common Shares registered in their own names.  Please bring the Offer to their attention as promptly as possible.
For your information and for forwarding to your clients, we are enclosing the following documents:
1. The Offer to Purchase dated September 13, 2024;
2. The Letter of Transmittal for your use and for the information of your clients, including an Internal Revenue Service Form W-9 and the instructions included therewith;
3. A form of letter which may be sent to your clients for whose accounts you hold Common Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 11, 2024, UNLESS THE OFFER IS EXTENDED BY THE FUND IN ITS SOLE DISCRETION.

The Offer is not being made to, nor will the Fund accept tenders from, Common Shareholders in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.
The Fund will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Common Shares pursuant to the Offer.  The Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients.  The Fund will pay all stock transfer taxes applicable to its purchase of Common Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase.  However, backup withholding may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided.  See Section 4, “Procedure for Tendering Common Shares,” of the Offer to Purchase.
In order to accept the Offer, an Agent’s Message (as defined in the Offer to Purchase), in connection with a book-entry delivery of Common Shares, or a duly executed and properly completed Letter of Transmittal and any required signature guarantees, and any other required documents (including, without limitation, any original Share Certificates), should be sent to the Depositary such that they are received by the Depositary by 5:00 p.m., New York City time, on the Expiration Date.
As described in the Offer, if more than 32% of the Fund’s outstanding Common Shares are duly tendered (and not withdrawn) prior to the Expiration Date, the Fund will repurchase 32% of its outstanding Common Shares on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Common Shares) upon the terms and subject to the conditions of the Offer.  Your clients should carefully consider the economics involved when tendering Common Shares in the event that more than 32% of the Fund’s outstanding Common Shares are tendered and not withdrawn, and the Fund purchases the tendered Common Shares on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Common Shares).
None of the Fund, its Board of Trustees (“Board”), its investment adviser or the information agent is making any recommendation to any Common Shareholder as to whether to tender or refrain from tendering Common Shares in the Offer and has not authorized any person to make any such recommendation. Each Common Shareholder is urged to read the Offer carefully in evaluating the Offer, and to consult their own investment and tax advisors and make their own decisions whether to tender any Common Shares and, if so, how many Common Shares to tender. No person has been authorized to give any information or to make any representations in connection with the Offer other than the materials enclosed herewith and the statements specifically set forth in such materials, and, if given or made, such information or representations may not be relied upon as having been authorized by the Fund or its Board.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.  Capitalized terms used but not defined herein have the meanings assigned to them in the Offer to Purchase and the Letter of Transmittal.
Very truly yours, Computershare Trust Company, N.A.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE OR MAKE YOU THE AGENT OF THE FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.